Final Term Sheet

Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-153241

November 14, 2008

SOUTHWESTERN PUBLIC SERVICE COMPANY

$250,000,000 SERIES G SENIOR NOTES, 8.75% DUE 2018

Issuer:	Southwestern Public Service Company
Issue Format:	SEC Registered
Ratings*:	BBB+/Baa1/BBB+ (stable/stable/stable) (S&P/Moody’s/Fitch)
Note Type:	Senior Notes
Total Principal Amount:	$250,000,000
Pricing Date:	November 14, 2008
Settlement Date:	November 19, 2008
Maturity Date:	December 1, 2018
Interest Payment Dates:	Each June 1 and December 1, commencing on June 1, 2009
Daycount	30/360
Coupon:	8.75% semi-annual
Re-offer/Issue Price to Public:	99.174%
Re-offer Yield:	8.875%
Reference Benchmark:	3.75% due November 15, 2018
Benchmark Price:	100-08
Benchmark Yield:	3.720%
Re-offer Spread:	515.5 bps
Make-Whole Call:	T+50 bps
Sole Book-Running Manager:	J.P. Morgan Securities Inc.
Co-Manager:	Wells Fargo Securities, LLC

	Nine Months Ended September 30, 2008	Year Ended December 31, 2007
Pro Forma Ratio of Earnings to Fixed Charges	1.6	1.5

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. at 212-834-4533.